November 30, 2015

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed July 30, 2015
File No. 001-31719

Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter to the Company dated November 17, 2015 from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.
We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.

Below we have listed your comments for ease of reference and our response to those comments. The numbers of the paragraphs below correspond with the numbers of the comments contained in the Commission’s letter:

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements
12. Long-Term Debt, page 88

Comment:

1.	Refer to your response to Comment 1.

•
It is unclear how the $860,000 loss for the debt extinguishment was determined. Please provide us with an analysis of how this amount was calculated. Include in your analysis the reacquisition price of the debt and the net carrying amount of the extinguished debt and how you determined these amounts. Also include in the analysis your

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
November 30, 2015

consideration of the 1.7 million shares issued, the value ascribed to the shares and how it was determined. Refer to ASC 470-50-40.

•
Tell us how the $21,963,000 credited to stockholders' equity was determined. Explain how the amount related to the convertible senior notes transaction and provide us your support in the accounting literature.

•	Tell us the amount of the discount you recorded for the 1.625% Notes, how you determined it and your support in the accounting literature.
Response:

We note the Staff's comment. The Company's response to the first bullet point of Comment 1 follows:

Beginning in 2009, the Company accounted for the 3.75% Convertible Senior Notes due 2014 (the "Old Notes") under FASB Staff Position (FSP) APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements). Subsequently, FSP APB 14-1 was superseded by ASC 470-20.
The Company has continued to account for the Old Notes according to the Cash Conversion Subsections of ASC 470-20, including their derecognition under the Exchange Transaction. Under ASC 470-20-40-19, "If an instrument within the scope of the Cash Conversion Subsections is derecognized, an issuer shall allocate the consideration transferred and transaction costs incurred to the extinguishment of the liability component and the reacquisition of the equity component."
For the Exchange Transaction, the Company applied ASC 470-20 as follows:
40-20 Regardless of the form of consideration transferred at settlement, which may include cash (or other assets), equity shares, or any combination thereof, that allocation shall be performed as follows:

a.
Measure the fair value of the consideration transferred to the holder. If the transaction is a modification or exchange that results in derecognition of the original instrument, measure the new instrument at fair value (including both the liability and equity components if the new instrument is also within the scope of the Cash Conversion Subsections).

b.	Allocate the fair value of the consideration transferred to the holder between the liability and equity components of the original instrument as follows:

1.	Allocate a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of that component immediately before extinguishment.

2.	Recognize in the statement of financial performance as a gain or loss on debt extinguishment any difference between (i) and (ii):

i.	The consideration attributed to the liability component.

ii.	The sum of both of the following:

01.	The net carrying amount of the liability component

02.	Any unamortized debt issuance costs.

3.	Allocate the remaining settlement consideration to the reacquisition of the equity component and recognize that amount as a reduction of stockholders’ equity.

The following discussion and analysis will follow the outline of ASC 470-20-40-20 provided above.

a.
Measure the fair value of the consideration transferred to the holder. If the transaction is a modification or exchange that results in derecognition of the original instrument, measure the new instrument at fair value (including both the liability and equity components if the new instrument is also within the scope of the Cash Conversion Subsections).

The fair value of the consideration transferred to the holders in the Exchange Transaction consisted of the following (in millions):

Fair value of 1.625% Convertible Senior Notes due 2044 issued in Exchange Transaction (the "New Notes")	$176.6
Semi-annual interest payment due for Old Notes exchanged	3.3
Fair value of common shares issued (conversion premium)	78.2
Fair value of consideration transferred to the holders in the Exchange Transaction	$258.1

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
November 30, 2015

The fair value of the common shares issued was determined based on the closing price of the Company's common stock on the settlement date, or $46.45, times the number of shares issued, or approximately 1.684 million shares. The number of shares issued represented the conversion premium, settled in shares, for the Old Notes and were computed according to the provisions of the Old Notes' indenture.

b.	Allocate the fair value of the consideration transferred to the holder between the liability and equity components of the original instrument as follows:

1.	Allocate a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of that component immediately before extinguishment.

The Company engaged PricewaterhouseCoopers LLP (PwC) to assist with the determination of the fair value of the Old Notes, including the liability component of Old Notes immediately prior to extinguishment. Such fair value was estimated using a discounted cash flow approach, incorporating a discount rate based on relevant market data. The fair value of the liability component was determined to be $176.8 million.

2.	Recognize in the statement of financial performance as a gain or loss on debt extinguishment any difference between (i) and (ii):

i.	The consideration attributed to the liability component.

ii.	The sum of both of the following:

01.	The net carrying amount of the liability component

02.	Any unamortized debt issuance costs.

The loss on extinguishment was the difference between the fair value of the liability component of $176.8 million, and the net carrying amount of the liability component, including unamortized debt issuance costs, of $175.9 million, or approximately $860,000. This amount was reported in other expense, net, in the Company's consolidated statement of income for the year ended December 31, 2014.

3.	Allocate the remaining settlement consideration to the reacquisition of the equity component and recognize that amount as a reduction of stockholders’ equity.

The remaining settlement consideration allocated to the reacquisition of the equity component was computed as follows (in millions):

Fair value of consideration transferred to the holders in the Exchange Transaction	$258.1
Less:
Fair value of the liability component of the Old Notes	176.8
Interest accrued on the Old Notes as of the settlement date	2.9
Remaining settlement consideration allocated to the reacquisition of the equity component	$78.4

The Company's response to the second bullet point of Comment 1 follows:

In addition to the New Notes that were issued in the Exchange Transaction described above, the Company issued $125.0 million principal amount of 1.625% Convertible Senior Notes due 2044 (collectively with the New Notes, the "1.625% Notes"). The amounts recorded to stockholders' equity for the Exchange Transaction, and the issuance of the 1.625% Notes, for the year ended December 31, 2014, were as follows (in thousands):

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
November 30, 2015

	Common Stock	Additional Paid-in Capital	Total
Fair value of common shares issued (conversion premium)	$2	$78,217	$78,219
Settlement consideration allocated to equity	—	(78,423)	(78,423)
1.625% Notes' equity component (per ASC 470-20-30-28), net of income taxes (1)	—	22,908	22,908
1.625% Notes' transaction costs allocated to equity	—	(741)	(741)
	$2	$21,961	$21,963
__________________
(1) The 1.625% Notes' equity component before income taxes amounted to $35,934.
As described above, the amounts recorded to equity for the fair value of the common shares issued and settlement consideration allocated to equity were determined according to the guidance provided in ASC 470-20. The initial measurement of the equity component of the 1.625% Notes is described below, in the response to the third bullet point of Comment 1. The treatment of transaction costs are addressed by ASC 470-20-25-26 as follows:
Transaction costs incurred with third parties other than the investor(s) that directly relate to the issuance of convertible debt instruments within the scope of the Cash Conversion Subsections shall be allocated to the liability and equity components in accordance with the guidance in paragraph 470-20-30-31.
Accordingly, transaction costs incurred with third parties other than the investors that directly relate to the issuance of convertible debt instruments within the scope of ASC 470-20 should be allocated to the liability and equity components in proportion to the allocation of the proceeds to the components. Because the 1.625% Notes' discount represented approximately 12% of the par value of the 1.625% Notes issued, 12% of the transaction costs were allocated to stockholders' equity.

The Company's response to the third bullet point of Comment 1 follows:

The discount recorded for the 1.625% Notes amounted to $35.9 million, as follows (in millions):

Total principal amount, 1.625% Notes	$301.6
Less 1.625% Notes' proceeds allocated to liability component	265.7
Proceeds allocated to the debt discount	$35.9

As described in the Company's Report on Form 10-Q for the quarterly period ended September 30, 2015, Note 11, Debt, "Because the 1.625% Notes are net share settled and have cash settlement features, we have allocated the principal amount between a liability component and an equity component."

The guidance in ASC 470-20 requires the issuer of certain convertible debt instruments that may be settled in cash upon conversion to separately account for the liability (debt) and equity (embedded conversion option) components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate as follows:

•
Determine the carrying amount of the liability component based on the fair value of a similar debt instrument excluding the embedded conversion option. Typically, an income valuation approach, or a present value calculation, is used to calculate the fair value of the debt liability. To perform this calculation the issuer should determine (1) the expected life of the liability; and (2) the borrowing rate of a nonconvertible debt instrument.

•	Recognize the embedded conversion option in equity by ascribing the difference between the proceeds and the fair value of the debt liability to additional paid-in capital.

•
Report the difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component as a debt discount, which is subsequently amortized to interest expense over the instrument’s expected life using the effective interest method.

Under this guidance, the debt component is recorded at a discounted value to reflect the interest rate of similar nonconvertible debt instrument and the embedded equity component is recorded as the residual. The debt discount created by bifurcating the debt and equity components is amortized using the effective interest method. The amortization period is the expected life of a

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
November 30, 2015

similar nonconvertible liability (considering the effects of any embedded features other than the conversion option, such as prepayment options).
PwC assisted the Company in the determination of the fair value of the liability component of the 1.625% Notes. The valuation model applied a discounted cash flow approach where the discount rate was determined based on relevant market data. The model incorporated the expected life of the 1.625% Notes and the borrowing rate for a nonconvertible debt instrument. As indicated in the Company's disclosure below, the expected life of the 1.625% Notes mirrors the period from the issuance date to the first redemption date in 2018, and the effective interest rate is approximately 5%.

The Company reported in its 2014 Annual Report on Form 10-K and in its subsequent quarterly filings, "The expected life of the debt is approximately four years, beginning on the issuance date and ending on the first date we may redeem the notes in August 2018... This has resulted in our recognition of interest expense on the 1.625% Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued, or approximately 5%."

Form 10-Q for the Quarterly Period Ended June 30, 2015

Marketplace Premium Stabilization Programs - Health Plans Segment, page 47

Comment:

1.	1

2.	Please refer to your response to Comment 4:

•
You state that you record receivables or payables related to the 3Rs based on your year-to-date experience. For each program, please tell us what authoritative guidance you are using and why you determined that such reliance is appropriate. In addition, please tell us your classification of the amounts associated with each program within your statement of operations.

•	Please clarify the accounting policy for the medical loss ratio and your classification within the statement of operations when the minimum medical loss ratio is not met.

Response:

We note the Staff's comment.

With respect to the 3Rs, the Company applies the authoritative guidance contained in ASC 944, Financial Services - Insurance. Specifically, the Company applies the following:

Permanent risk adjustment and temporary risk corridor programs:
The Company applies the Short-Duration Contracts subsections of ASC 944-605. The Company estimates the ultimate premium based on its year-to-date experience, and recognizes any adjustments to premium revenue in its consolidated statements of income.
With respect to the effect of the risk adjustment program on the estimation of ultimate premium, the Company estimates both the risk scores of its covered members and the risk scores of the relevant state and market pools. To estimate the risk scores necessary for the estimation of the ultimate premium, the Company uses a combination of surveys from a third party, and historical experience.
With respect to the effect of the risk corridor program on the estimation of ultimate premium, adjustments are calculated in accordance with the formula prescribed by the U.S. Department of Health and Human Services (HHS). Due to uncertainties as to the amount of federal funding available to support the risk corridor program, the Company has not recognized amounts receivable under this program. All liabilities are recognized as incurred.

Transitional reinsurance program:
The Company applies the Reinsurance Contracts subsections of ASC 944-20. We account for the transitional reinsurance program as reinsurance because the program results in the transfer of significant insurance risk from the Company to HHS, and there is a reasonable possibility that HHS will experience significant loss with respect to the transactions between HHS and the Company. The Company recognizes the assessments to fund the transitional reinsurance program as a reduction to

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
November 30, 2015

premium revenue in its consolidated statements of income. The Company recognizes recoveries under the reinsurance program as a reduction to medical care costs in its consolidated statements of income.

With respect to the medical loss ratio, the Company estimates liabilities for rebates based on its year-to-date experience, taking into consideration the estimates for the 3Rs as discussed above. The Company recognizes estimated rebate amounts as an adjustment to premium revenue in its consolidated statements of income.

The Company will provide disclosure similar to the following (additions are underlined) in its future annual reports, beginning with the Company's annual report on Form 10-K for the year ended December 31, 2015:

2. Significant Accounting Policies
Revenue Recognition
Premium Revenue – Health Plans Segment
Contractual Provisions That May Adjust or Limit Revenue or Profit
Marketplace
Premium Stabilization Programs: The Affordable Care Act (ACA) established Marketplace premium stabilization programs effective January 1, 2014. These programs, commonly referred to as the "3R's," include a permanent risk adjustment program, a transitional reinsurance program, and a temporary risk corridor program. We record receivables or payables related to the 3R programs based on our year-to-date experience when the amounts are reasonably estimable, and, for receivables, collection is reasonably assured.

•
Permanent risk adjustment program: Under this permanent program, our health plans' risk scores are compared to the overall average risk score for the relevant state and market pool. Generally, our health plans will pay into the pool if their risk scores are below the average risk score, and will receive funds from the pool if their risk scores are above the average risk score. We recognize estimates relating to the risk adjustment program as an adjustment to premium revenue in our consolidated statements of income.

•
Transitional reinsurance program: This program is designed to provide reimbursement to insurers for high cost members. Our health plans pay an annual contribution on a per-member basis, and are eligible for recoveries if claims for individual members exceed a specified threshold, up to a maximum amount. This three-year program will end in 2016. We recognize recoveries under the reinsurance program as a reduction to medical care costs in our consolidated statements of income.

•
Temporary risk corridor program: This program is intended to limit gains and losses of insurers by comparing allowable costs to a target amount as defined by the U.S. Department of Health and Human Services (HHS). Variances from the target amount exceeding certain thresholds may result in amounts due to or receivable from HHS. This three-year program will end in 2016. Due to uncertainties as to the amount of federal funding available to support the risk corridor program, we have not recognized amounts receivable under this program. All liabilities are recognized as incurred. We recognize estimates relating to the risk corridor program as an adjustment to premium revenue in our consolidated statements of income.

Additionally, the ACA established a minimum annual medical loss ratio (Minimum MLR) of 80% for the Marketplace. The medical loss ratio represents medical costs as a percentage of premium revenue, where the components of medical costs and premium revenue are specifically defined by federal regulations. Each of the 3R programs is taken into consideration when computing the Minimum MLR. If the Minimum MLR is not met, we may be required to pay rebates to our Marketplace policyholders. We recognize estimated rebates under the Minimum MLR as an adjustment to premium revenue in our consolidated statements of income.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
November 30, 2015

*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (888) 562-5442, ext. 111566, or Jeff Barlow at ext. 112462.

Respectfully submitted,

/s/ Joseph White
Joseph White
Chief Accounting Officer

cc:	Mary Mast, SEC Senior Staff Accountant
Joel Parker, SEC Accounting Branch Chief
John C. Molina, Chief Financial Officer
Jeff D. Barlow, Chief Legal Officer
Margo Wright, Vice President Accounting
Burt Park, Senior Assistant General Counsel